LAW OFFICES

HENRY C. CASDEN

El Paseo Professional Plaza

74-090 El Paseo, Suite 205

Palm Desert, California  92260

Telephone (760) 568-5966    Fax (760) 341-3635

January 8, 2009

Mr. Nolan McWilliams

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 25049

Re:  America’s Driving Ranges, Inc.

       Registration Statement on Form S-1

       Filed October 31, 2008

       File No. 333-154912

Dear Mr. McWilliams:

We have received the comment letter dated November 24, 2008 and after review have made the following additions, amendments or have comments to your comments as set forth hereinafter.  Paragraphs numbered in this letter follow the same paragraph numbers in your letter.

1.

The registration statement covers only shares to be issued and sold to the public.  We have corrected the language.  “This registration statement covers the sale by the company of up to an aggregate of 10,000,000 shares of America’s Driving Ranges, Inc. common stock.”

2.

The offering expenses are estimated to be $50,000.  That amount now is consistent in the footnote, the Dilution paragraph on page 10 and needs to be inserted on page 12 in Plan of Distribution in lieu of the amount presently in there.

3.

We have complied with your request as to both.

4.

We have made the following changes to the prospectus summary on page three as follows:  “We have obtained architectural plans and specifications and have contacted a licensed general contractor experienced in the construction of concrete tilt-up construction to obtain a bid for the cost to construct and develop the proposed site in accordance with the plans and specifications.  The arrangement with the architect is to pay him from the construction financing which will come from the sale of the common stock.  The architectural fees to be paid are $40,000.  The website is under development and will be completed after the sale of common stock has been completed.  It is anticipated that the website can be constructed for the sum of $3,200.  America’s Driving Ranges, Inc. is controlled by two individuals who devote only 25% each of their time to the business of America’s Driving Ranges, Inc.  There can be no assurance that America’s Driving Ranges, Inc.’s common stock will ever develop a market.

We have not generated any revenues since inception and have accumulated a deficit of $10,80 of which $10,000 is for legal fees payable only if all shares offered herein are sold.”

5.

We have provided that information in the tables on pages 9 and 10.

6.

We have made that disclosure on page 8 and page 9 under “Risks Related to Current Economic Conditions and Construction.”

7.

See the disclosure referred to in item 6 above.

8.

See Risk Factor on page 9.

9.

See Note 4 to the Financial statement for Going Concern Statement from accountants.  Should be referred to as set forth in the Financial Statements commencing on Exhibit F-1 (is a typo and will corrected on next amendment).

10.

  Deleted

11.

  We have added “Neither of the officers or directors have made an financial commitments to Company in the event the Company does not raise $100,000.”

12.

  Have added the separate risk factor Risk of Dilution on page 6.  However, reference to offering expenses needs to be amended to $50,000 which will be done on the next amendment.

13.

  Have made the tables requested.

14.

  Have revised pursuant to Item 504, Instruction 1 of Regulation S-K.

15.

  Long term lease rent in footnote on page 10.  Lease rent will not commence until commencement of construction.

16.

  See additions on page 10 in last three paragraphs on said page.

17.

  See Plan of Distribution page 11 and 12.  Rule 3a4-1 et.seq. seems to provide that the officers and directors of issuer are exempt from registration as  broker-dealers because they are only selling the securities of the company they are employed by.

18.

  See page 16 OTC Bulletin Board.

19.

  Revisions made as requested now on page 12.

20.

  See rewrite on page 16 under Shares Eligible for Future Sale.

21.

  See rewrite on page 17.

22.

  See rewrite on pages 17,18, and 19 under Description of Business.  See page 22 Description of Property for further discussion on lease.

23.

  Please see Plan of Operation rewrite.

24.

  See rewrite.

25.

  See rewrite.

26.

  See rewrite.

27.

  See rewrite.

28.

  See rewrite.

29.

  See rewrite.

30.

  See rewrite.

31.

  See rewrite.

32.

  See rewrite of Certain Relationships and Related Party Transactions on page 23.

33.

  See page 23 for the loan arrangements and amounts.

34.

  See page 23 rewrite.

35.

  See rewrite.

36.

  There are no dealers.

37.

  See page II-3 as amended.

38.

  Signature blocks changed.

39.

  Opinion attached apparently did not contain the amendments so will attach on next amendment to be filed.  See Opinion of Counsel and Consent attached to this letter which will be attached on the next amendment to be filed.

40.

  Will amend to comply.

In the event you have any questions, please advise.

Very truly yours,

/s/  Henry C. Casden

Henry C. Casden

Attachment

Exhibit 5.1

OPINION OF COUNSEL AND CONSENT

October 31, 2008

Board of Directors

America’s Driving Ranges

78365 Highway 111, #287

La Quinta, California 92253

Gentlemen:

The undersigned is counsel for America’s Driving Ranges, Inc.  I have been requested to render an opinion as to whether the 10,000,000 shares of common stock of America’s Driving Ranges, Inc. proposed to be sold pursuant to America’s Driving Ranges, Inc.’s Registration Statement on Form S-1 will be legally issued in accordance with the laws of the State of Nevada.  It is my opinion that:

America’s Driving Ranges, Inc. is a corporation duly organized, validly existing and in good standing and is qualified to do business in each jurisdiction in which such qualification is required.

That the shares of common stock to be issued by America’s Driving Ranges, Inc. have been reserved and have been duly and properly approved by America’s Driving Ranges, Inc.’s board of directors.

That the shares of common stock will be legally issued, are non-assessable when issued and will be a valid and binding obligation of the corporation in accordance with the laws of the State of Nevada.

I hereby consent to the use of this opinion in America’s Driving Ranges, Inc.’s Registration Statement on Form S-1

Very truly yours,

/s/ Henry C. Casden

HENRY C. CASDEN